Filed Pursuant to Rule 433
Registration No. 333-150669

Pricing Term Sheet

July 13, 2010

Black Hills Corporation

$200,000,000

5.875% Senior Notes due 2020

The following information supplements the Preliminary Prospectus Supplement, dated July 13, 2010, filed pursuant to Rule 424, Registration Statement No. 333-150669.

Issuer:	Black Hills Corporation
Title of securities:	5.875% Senior Notes due 2020
Aggregate principal amount offered:	$200,000,000 principal amount
Principal amount per note:	$2000 x $1000
Price to public:	100.000% of principal amount
Gross Proceeds:	$200,000,000
Underwriters’ discount:	0.650%
Annual interest rate:	5.875% per annum
Yield to Maturity:	5.875%
Benchmark:	3.500% UST due May 15, 2020
Benchmark Yield:	3.103%
Ratings:	Baa3; BBB-; BBB(1)
Interest payment dates:	January 15 and July 15 of each year, commencing January 15, 2011
Spread to Treasury:	+277.2 bps
Maturity:	July 15, 2020
Redemption:	Callable at any time at the greater of: i) the price equal to the principal amount plus accrued and unpaid interest; or ii) at Treasury Rate plus 45 bps.
Ranking:	Senior Unsecured

(1)  These securities ratings have been provided by Moody’s, S&P and Fitch, respectively.  None of these ratings is a recommendation to buy, sell or hold these securities.  Each rating may be subject to revision or withdrawal at any time, and should be evaluated independently of any other rating.

Joint Book-Running Managers:	Credit Suisse Securities (USA) LLC RBS Securities Inc. Scotia Capital (USA) Inc.
Senior Co-Managers:	Mitsubishi UFJ Securities (USA), Inc. U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC
Co-Managers:	Banc of America Securities LLC Credit Agricole Securities (USA) Inc. Fifth Third Securities, Inc. SG Americas Securities, LLC
Trade date:	July 13, 2010
Settlement date (T+3):	July 16, 2010
CUSIP:	092113 AG4

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll free at 1-800-221-1037, RBS Securities Inc. toll free at 1-866-884-2071 or Scotia Capital (USA) Inc. toll free at 1-800-372-3930.